August 22, 2005

Via U.S. Mail

Michael E. Kearney
SPACEHAB, Inc.
12130 State Highway 3, Building 1
Webster, TX  77598

Re:	SPACEHAB, Inc.
		File No. 333-126772
		Form S-4/A, filed August 16, 2005

Dear Mr. Kearney:

We have reviewed your revised filing and have the following comments.

Form S-4

General

Forward-Looking Statements, page iii
1. We note the revisions made in response to our prior comment 5. The PSLRA specifically excludes statements, including forward-looking statements, made in connection with tender offers from the safe harbor provided by Section 27A of the Securities Act. See Section 27A(b)(2)(C) of the Securities Act. Your exclusion of "statements relating to the exchange offer and consent solicitation" from the meaning of "forward-looking statements" appears too limited. Revise to clarify that forward-looking statements made in connection with the offer are not within the safe harbor provided by the PSRLA.


Material U.S. Federal Income Tax Considerations, page 83
2. The opinion provided by Haynes and Boone LLP indicates that the discussion under this heading is the opinion of counsel. Please revise the discussion accordingly to state that it is the opinion of counsel.


      Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Pamela W. Carmody
						Special Counsel
						Office of Mergers and Acquisitions


cc: Arthur S. Berner, Esq. (via fax (713) 236-5652)
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Michael E. Kearney
SPACEHAB, Inc.
August 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE